TRUST UNIT RIGHTS INCENTIVE PLAN

This document sets out the terms and conditions of the Unit Rights Incentive Plan (the "Plan") of Baytex Energy Trust (the "Trust") adopted, approved and administered by the board of directors (the "Board") of Baytex Energy Ltd. ("Baytex") and the unitholders of the Trust effective as of March 29, 2007 subject to unitholder approval on May 17, 2007 (the "Effective Date").

1.
The purpose of the Plan is to provide directors, officers, consultants, employees and other service providers, as applicable (all of which are hereinafter called "Service Providers"), of the Trust and any of its subsidiaries, including Baytex, with an opportunity to acquire rights ("Rights") to acquire units ("Units") of the Trust as designated from time to time by the Board of Baytex.  This will provide an increased incentive for these Service Providers to contribute to the future success and prosperity of the Trust, thus enhancing the value of the Units for the benefit of all the unitholders of the Trust.

2.	The Plan shall come into effect on the Effective Date and shall be approved by unitholders of the Trust every three years.

3.
Unless otherwise approved by the Toronto Stock Exchange ("TSX") and the unitholders of the Trust, the Trust will set aside and reserve for granting of Rights under the Plan up to 10% of the aggregate number of issued and outstanding Units of the Trust plus the number of Units which may be issued on the exchange of all outstanding Exchangeable Shares (collectively, the "Total Units").  Any increase in the issued and outstanding Units will result in an increase in the available number of Units issuable under the Plan, and any exercises of Rights will create an equivalent number of Units available under the Plan.  The number of Units issuable pursuant to the Plan to non-management directors will be limited to a maximum of 1% of the Total Units.  In accordance with the rules of the TSX, the number of Units: (a) issued to Insiders within a one year period; and (b) issuable to Insiders, at any time under the Plan, or when combined with all other securities based compensation arrangements, may not exceed 10% of the Total Units.

4.
Rights shall be granted by the Board from time to time, at its sole discretion, to Service Providers, provided that the aggregate number of Rights held by any single holder of Rights at any given time shall not exceed 1% of the Total Units. No Service Provider shall have any rights to be granted Rights hereunder, except as may be specifically granted by the Board.

5.	Rights granted under the Plan may not be assigned or transferred by a holder thereof.

6.	The Plan is subject to the approval of the TSX and no Rights which may be granted prior to the receipt of such approval may be exercised until such approval has been received.

7.
Subject to the restrictions on exercise set out in paragraph 6 above and subject to paragraphs 10, 11, 12 and 15 below, Rights granted under the Plan may be exercised during a period (the "Exercise Period") not exceeding five (5) years from the date upon which the Rights were granted (the "Grant Date"), pursuant to vesting schedules determined by the Board in its sole discretion.  At the expiration of the Exercise Period any Rights which have not been exercised shall expire and become null and void.  If the Expiry Date of any Rights falls within any Blackout Period (as defined in paragraph 19) or within ten business days (being a day other than a Saturday, Sunday or any other day when banks are generally not open in the City of Calgary for the transaction of business) following the end of any Blackout Period (the "Restricted Rights"), then the Expiry Date of such Restricted Rights shall, without any further action, be extended to the date that is ten business days, following the end such Blackout Period.  The foregoing extension applies to all Rights whatever the date of grant and shall not be considered an extension of the term of the Rights as referred to in paragraph 11 hereof.  Unless approved by the Board of Directors, no Rights may be exercised by a holder during a Blackout Period.

8.
The grant price ("Grant Price") per Right granted hereunder shall be the volume weighted average trading price of the Units on the TSX for the five trading days prior to the Grant Date (or, if the Units are not then listed and posted for trading on the TSX, such price is required by such stock exchange in Canada on which such Units are listed and posted for trading as may be selected for such purpose by the Board).  In the event that the Units are not listed and posted for trading on any stock exchange in Canada, the Grant Price shall be determined by the Board in its sole discretion.  Notwithstanding the foregoing, in certain circumstances, such as when a Right is offered to an individual as an inducement to secure employment, the Grant Price may be otherwise determined, but only with the prior consent of all stock exchanges on which the Units are at that time listed.

9.
The exercise price ("Exercise Price") per Right granted hereunder shall be calculated by deducting from the Grant Price all monthly distributions, on a per Unit basis, made by the Trust after the Grant Date where all such monthly distributions represent a return of more than 0.833% of the Trust's recorded cost of oil and natural gas properties less accumulated depreciation and depletion and any future income tax liability associated with such oil and natural gas properties at the end of that month.  For greater certainty, where a Grant Date falls other than on the first day of a calendar month, the per Unit amount of the distribution deducted from the Grant Price for that calendar month shall be pro-rated from the Grant Date to the end of such calendar month.  In no event shall the Exercise Price be less than $1.00.

10.
The Plan shall be administered by the Board.  The Board may establish a minimum Exercise Price and vary the vesting and expiry periods under the Plan provided that the duration of the Rights shall not exceed seven years.

11.
The Plan and any outstanding Rights may be amended, modified or terminated by the Board without unitholder approval subject to the approval of the TSX.  Notwithstanding the foregoing, the Plan may not be amended without Unitholder approval to: (a) make any amendment to the Plan to increase the percentage of Units issuable on exercise of outstanding Right at any time pursuant to paragraph 3 hereof; (b) reduce the exercise price of any outstanding Rights held by Insiders; (c) extend the term of any outstanding Rights held by Insiders beyond the original expiry date of such Right; (d) make any amendment to the Plan that would permit a holder to transfer or assign Rights to a new beneficial holder other than in the case of death of the holder; (e) any amendment to increase the number of Units that may be issued to Insiders above the restriction contained in paragraph 3; or (f) an amendment to amend this paragraph 11.  In addition, no amendment to the Plan or Rights granted pursuant to the Plan may be made without the consent of the holder, if it adversely alters or impairs any Right previously granted to such holder under the Plan.

12.
Upon any holder of Rights ceasing to be a Service Provider for any reason whatsoever, other than the death or disability of such holder of Rights, during the Exercise Period, all Rights which have not vested at such date shall terminate and become null and void, and such holder of Rights shall have until the earlier of:

(a)	30 days from the date such holder of Rights ceased to be a Service Provider; or

(b)	the end of the Exercise Period,

to exercise the portions of any outstanding Rights which have vested in such holder of Right pursuant to paragraph 7 above, and at the expiration of such 30 day period, any vested Rights which have not been so exercised shall terminate and become null and void; provided that upon the termination of any employee for cause, the Board may, in its sole discretion, determine that all vested Rights which have not been exercised shall immediately terminate and become null and void.

13.
Upon the death of any individual holder of Rights during the Exercise Period, all Rights which have not vested at such date shall terminate and become null and void, and the executor, administrator or personal representative of such holder of Rights shall have until the earlier of:

(a)	6 months from the date of the death of such holder of Rights; or

(b)	the end of the Exercise Period,

to exercise those outstanding Rights which had vested in such holder of Rights pursuant to paragraph 7 above as at the date of death, and at the expiration of such 6 month period, any vested Rights which have not been exercised shall terminate and become null and void.

14.
Rights granted hereunder shall be exercisable by a holder of Rights by delivering written notice in the form attached as Schedule "A" hereto to the Trust specifying the number of Rights being exercised, accompanied by payment in full of the Exercise Price for the number of Rights for which such exercise is made.  The calculation of the Exercise Price shall be ratified and confirmed by the Chief Financial Officer of Baytex. (In the event of the exercise of Rights by the Chief Financial Officer, the calculation of the Exercise Price shall be ratified and confirmed by the Chief Executive Officer).  Upon receipt of such notice made in accordance with the terms and conditions of the Plan, the Trust shall cause to be issued, and deliver to such holder of Rights, a certificate representing the Units for which such Rights have been exercised.

15.
In the event, during any Exercise Period of any Rights granted hereunder, of any consolidation, subdivision, re-division or change of the Units of the Trust into a greater or lesser number of Units, then such outstanding Rights shall be deemed to be amended to be for such greater or lesser number of Units as would have resulted if the Units represented by such Rights had been issued and outstanding at the date of such consolidation, subdivision, re-division or change, and the Exercise Price shall be deemed to be adjusted on a pro rata basis.

16.
The vesting provisions set out in paragraph 7 above shall be accelerated and all unexercised Rights may be exercised upon the effective date of a change of control of the Trust or Baytex.  For the purposes hereof, a "change of control" shall be deemed to occur upon the effective date of the earlier of any of the following events, provided that such event results in an actual change of control of the Trust or Baytex:

(a)
a successful "take-over bid" as defined in the Securities Act (Alberta), as amended, or any successor legislation thereto, pursuant to which the "offeror" would as a result of such take-over bid, if successful, beneficially own in excess of 50% of the outstanding Total Units of the Trust or common shares of Baytex;

(b)	the issuance to or acquisition by any person, or group of persons acting in concert, of Units of the Trust which in the aggregate total 50% or more of the then issued and outstanding Total Units;

(c)	the sale of all or substantially all of the assets of Baytex; and

(d)	the termination of the Trust,

provided that notwithstanding the application of any of the foregoing, a "Change of Control" shall be deemed to not have occurred:

(e)
pursuant to an arrangement, merger or other from of reorganization of the Trust where the holders of the outstanding voting securities or interests of the Trust immediately prior to the completion of the reorganization will hold more than 90% of the outstanding voting securities or interests of the continuing entity upon completion of the reorganization; or

(f)
if a majority of the Board determines that in substance the arrangement, merger or reorganization are such that a Change of Control should be deemed to not have occurred and any such determination shall be binding and conclusive for all purposes of the Plan.

17.	The granting of Rights hereunder to any holder of Rights shall not obligate such holder of Rights to exercise such Rights or any portion thereof.

18.	Unless approved by the Board, no Rights may be exercised by a Service Provider during a Blackout Period which is applicable to such Service Provider.

19.	In this Plan the following terms shall have the meaning set forth below:

(a)
"Blackout Period" means a period of time imposed by the Board of Directors pursuant to the policies of Baytex upon certain holders during which those persons may not trade in any securities of the Trust; and

(b)	"Insider" has the meaning set forth in Company Manual of the TSX.

BAYTEX ENERGY TRUST, by Baytex Energy Ltd.
Per:	(signed) "Raymond T. Chan"

Per:	(signed) "R. Shaun Paterson"

SCHEDULE "A"

NOTICE OF EXERCISE OF UNIT RIGHTS

To:           Baytex Energy Trust (the "Trust")

The undersigned holder of Rights hereby gives notice of intention to exercise Rights to purchase ______________ Units of the Trust granted on __________________________________, 20___, at the following Exercise Price:

Grant Price                      ($_________.___)

Exercise Price                                ($_________.___)

Payment in full of the aggregate Exercise Price for the total number of Rights being exercised is enclosed.

Date	Signature of Holder of Rights
Name (please print)
Address

Please have my Unit certificate sent to me at:	______ above address ______ c/o 1100, 321 – 6th Avenue S.W. Calgary, Alberta T2P 3H3

RATIFIED AND CONFIRMED this day of , 20
BAYTEX ENERGY LTD. Per: